UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

Incyte Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45337C102

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

March 8, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45337C102	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,269,307(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,269,307 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,269,307 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 117,986 shares of common stock (“Common Stock”) of Incyte Corporation (the “Issuer”) underlying 117,986 options exercisable for Common Stock (“Stock Options”) and 2,802 restricted stock units solely payable in Common Stock (each, an “RSU”).

(2) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on February 8, 2022 and 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 shares of Common Stock underlying RSUs.

CUSIP No. 45337C102	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,269,307(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,269,307 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,269,307 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 RSUs.

(2) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022 and 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 shares of Common Stock underlying RSUs.

CUSIP No. 45337C102	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,631,937(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,631,937 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,631,937 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 RSUs.

(2) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022 and 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 shares of Common Stock underlying RSUs.

CUSIP No. 45337C102	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 36,634,354(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 36,634,354 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 36,634,354 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 RSUs.

(2) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022 and 117,986 shares of Common Stock underlying 117,986 Stock Options and 2,802 shares of Common Stock underlying RSUs.

CUSIP No. 45337C102	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB2, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 14,755
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 14,755
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,755
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022.

CUSIP No. 45337C102	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 31,140
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 31,140
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,140
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022.

CUSIP No. 45337C102	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS FBB Associates
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 33,410
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 33,410
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,410
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN, OO

(1) Based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022.

Amendment No. 27 to Schedule 13D

This Amendment No. 27 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”), FBB3 LLC (“FBB3”) and FBB Associates (“FBB”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

On March 8, 2022 the Adviser acquired beneficial ownership of 20,000 shares of common stock (“Common Stock”) of Incyte Corporation (the “Issuer”), as a result of the exercise of 20,000 options to purchase Common Stock at $20.05 per share (the “Exercised Stock Options”) held directly by Julian C. Baker. Julian C. Baker currently serves on the Issuer’s board of directors (the “Board”) as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised Stock Options. Julian C. Baker, as an agent in his capacity as a director of the Issuer, entered into a proceeds agreement (the “Proceeds Agreement”) with the Adviser on March 8, 2022. Pursuant to the Proceeds Agreement, Julian C. Baker agreed that, with respect to the Exercised Stock Options and the Common Stock received as a result of the exercise of the Exercised Stock Options on March 8, 2022, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised Stock Options and that any proceeds from the sale of the Common Stock will be remitted to the Adviser net of brokerage commissions. Other than through their control of the Adviser, Felix J. Baker and Julian C. Baker have neither voting nor dispositive power over and have no direct pecuniary interest in, the Exercised Stock Options or the Common Stock. Pursuant to the Proceeds Agreement, the Adviser funded Julian C. Baker’s exercise of the Exercised Stock Options through loans from the 667 and Life Sciences (the “Loan Agreements”). The total amount expended on acquiring the Common Stock was $441,000.

In order to effect the exercise of the Exercised Stock Options, on March 8, 2022, the Adviser entered into the Loan Agreements with 667 and Life Sciences pursuant to which 667 and Life Sciences loaned $33,543 and $407,457, respectively, totaling $441,000 to the Adviser for the purpose of acquiring the Common Stock. The loan is due March 8, 2052, or earlier if the Common Stock is sold (the “Due Date”), with interest payable through the Due Date at a rate of 2.14% annually.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities of the Issuer or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular persons. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may make suggestions to the management of the Issuer regarding financing, and may acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined in Item 5), vesting of restricted stock units (each an “RSU”) or otherwise) or may dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 27 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds and the percentage of the Issuer’s outstanding shares of Common Stock such holdings represent. The information set forth below is based on 221,325,189 shares of Common Stock outstanding as of February 1, 2022, as reported in the Issuer’s Form 10-K filed with the SEC on February 8, 2022. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Shares of Common Stock	Percent of Class Outstanding
667, L.P.	2,734,189	1.2%
Baker Brothers Life Sciences, L.P.	33,212,097	15.0%
Total	35,946,286	16.2%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of securities owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those securities.

On February 16, 2022, FBB2 and FBB3 distributed 355 and 4,197 shares of Common Stock, respectively, to other investors.

In connection with his service on the Issuer’s Board, Julian C. Baker holds options to purchase Common Stock of the Issuer (“Stock Options”), RSUs, Common Stock and Common Stock received from the exercise of Stock Options as disclosed in previous amendments to this Schedule 13D.

Julian C. Baker serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a director of the Issuer. Therefore, Julian C. Baker has no pecuniary interest in the Stock Options, Common Stock, RSUs or Common Stock received from the exercise of Stock Options or vesting of RSUs received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock, RSUs and Common Stock received from the exercise of Stock Options and vesting of RSUs received as directors’ compensation.

The Adviser has voting and investment power over the Stock Options, RSUs, Common Stock and Common Stock underlying such Stock Options and Common Stock received from the exercise of Stock Options by Julian C. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, RSUs, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Julian C. Baker received as director’s compensation.

(c) The following transactions in Common Stock were effected by Life Sciences during the twenty-five days preceding the filing of this statement. The transactions in common stock effected the twenty-sixth to sixtieth days are disclosed on the previous Schedule 13D filed on February 14, 2022. All transactions were effected in the over-the-counter market directly with a broker-dealer. None of the Reporting Persons has effected any other transactions in Common Stock during this period.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
Baker Brothers Life Sciences, L.P.	2/14/2022	320,526	Purchase	66.0164	1
Baker Brothers Life Sciences, L.P.	2/14/2022	182,326	Purchase	66.0377	2
Baker Brothers Life Sciences, L.P.	2/17/2022	7,300	Purchase	67.3950	3
Baker Brothers Life Sciences, L.P.	2/17/2022	285,672	Purchase	67.7449	4
667, L.P.	2/18/2022	8,296	Purchase	68.3672	5
Baker Brothers Life Sciences, L.P.	2/18/2022	100,731	Purchase	68.3672	5
667, L.P.	2/18/2022	1,827	Purchase	68.4307	6
Baker Brothers Life Sciences, L.P.	2/18/2022	22,178	Purchase	68.4307	6
667, L.P.	2/22/2022	7,566	Purchase	68.0715	7
Baker Brothers Life Sciences, L.P.	2/22/2022	92,234	Purchase	68.0715	7
667, L.P.	3/8/2022	7,615	Purchase	70.6750
Baker Brothers Life Sciences, L.P.	3/8/2022	92,385	Purchase	70.6750
667, L.P.	3/9/2022	5,370	Purchase	71.7210	8
Baker Brothers Life Sciences, L.P.	3/9/2022	65,147	Purchase	71.7210	8
667, L.P.	3/10/2022	2,070	Purchase	71.8973	9
Baker Brothers Life Sciences, L.P.	3/10/2022	25,107	Purchase	71.8973	9
667, L.P.	3/10/2022	84	Purchase	71.9537	10
Baker Brothers Life Sciences, L.P.	3/10/2022	1,017	Purchase	71.9537	10
667, L.P.	3/10/2022	14,490	Purchase	73.3087	11
Baker Brothers Life Sciences, L.P.	3/10/2022	175,795	Purchase	73.3087	11

1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $65.66 to $66.19. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

 (2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $65.89 to $66.23. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.37 to $67.40. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.24 to $68.06. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.75 to $68.53. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $68.34 to $68.51. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $67.88 to $68.21. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.42 to $72.10. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.76 to $72.13. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $71.94 to $71.97. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $72.92 to $73.48. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Loan Agreement and the Proceeds Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Loan Agreement, dated March 8, 2022, by and among the Adviser and the Funds.
99.2	Proceeds Agreement, dated March 8, 2022, by and among the Adviser and Julian C. Baker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2022

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Partner

FBB2, LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager